October 15, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ankam Inc. Amendment No. 2 Registration Statement on Form S-1 Filed July 13, 2021 File No. 333-255392

Ladies and Gentlemen:

We are submitting this letter on behalf of Ankam Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 21, 2021 relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-255392) filed with the Commission on July 13, 2021 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Management’s Discussion of Financial Condition and Results of Operations

Plan of Operation

Liquidity and Capital Resources, page 19

1.

We note your response to prior comment 7. Please expand your discussion of your funding needs over the next 12 months. Please also clarify whether you have a formal funding agreement in place with Mr. Salbiev and whether any of the proceeds from the offering will be used to repay the loans.

The provision was updated.

General

2.

We note your response to prior comment 11 that you are not a shell company and that you have engaged in business transactions with third parties. Please describe those business transactions with third parties.

We run our mobile application MoneySaver that at present has approximately 800 users. By now, we have a web page. Please refer to our web page at https://moneysaver4you.com. As of August 31, we paid $800 for rent of the server 2x Intel Xeon Gold 6242R. The following expenses are estimated for the next 3-month rent of the server ($2,400) and the design development for MoneySaver application ($6735).

Sincerely,

/s/ Georgii Salbiev

President of Ankam Inc.